SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

S&W SEED COMPANY
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,474,722(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,931,264(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,931,264(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,474,722 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,482,930 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended September 30, 2015 and the issuance of 1,180,722 shares of Common Stock by the issuer on November 24, 2015.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,474,722(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,931,264(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,931,264(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,474,722 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,482,930 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended September 30, 2015 and the issuance of 1,180,722 shares of Common Stock by the issuer on November 24, 2015.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,474,722(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,931,264(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,931,264(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 2,474,722 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds an 8% Senior Secured Convertible Debenture Due November 30, 2017 (the “Debenture”) and a related Common Stock Purchase Warrant (the “Warrant”).  The Debenture and Warrant are convertible into and exercisable for shares of Common Stock only to the extent that upon such conversion or exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion or exercise of the Debenture or Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 13,482,930 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission for the quarter ended September 30, 2015 and the issuance of 1,180,722 shares of Common Stock by the issuer on November 24, 2015.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 7

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 1, 2015 (the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 1 are together referred to herein as the “Schedule 13D”.

This Amendment No. 1 relates to the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation, owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of the first paragraph of Item 3:

“On November 24, 2015, MFP purchased 1,180,722 shares of Common Stock from the Company, pursuant to a Securities Purchase Agreement entered into on November 23, 2015 between the Company and MFP (the “Investment Agreement”), at a price of $4.15 per share.”

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 3:

“On November 25, 2015, MFP provided notice to the Company that it is increasing the Beneficial Ownership Limitation to 19.99%.”

“The foregoing references to and descriptions of the Investment Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement which is attached as Exhibit 6 and is incorporated herein by reference.”

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

“We understand that the Company has announced its intention to commence a pro rata rights offering of its shares of Common Stock.  Subject to the terms and conditions of the offering and completion of offering materials by the Company, MFP intends to purchase its pro rata portion of such subscription rights and any available unsubscribed shares until it owns, in the aggregate, up to a maximum of 19.99% of the shares of Common Stock of the Company.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing sections (a) and (b) of Item 5 with the following:

“(a)  MFP directly owns 2,474,722 shares of Common Stock, representing approximately 16.88% of the outstanding shares of Common Stock.  Due to MFP’s ownership of the Debenture and Warrant, and by reason of the Beneficial Ownership Limitation, MFP has beneficial ownership of 19.99% of the outstanding shares of Common Stock.  The ownership percentage set forth above is based on 13,482,930 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission for the quarter ended September 30, 2015 and the issuance of 1,180,722 shares of Common Stock by the issuer on November 24, 2015.

(b)  Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting power with respect to the 2,474,722 shares of Common Stock reported herein, and each of the Reporting Persons may be deemed to share dispositive power with respect to 19.99% of the outstanding shares of Common Stock.”

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 30, 2015

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC
By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)

* Filed previously